UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                June 3, 2019

  By E-Mail

  Kimberly C. Petillo-D cossard, Esq.
  Cahill Gordon & Reindell LLP
  80 Pine Street
  New York, NY 10005

           Re:     Trans World Entertainment Corporation
                   Definitive Proxy Statement, as revised
                   Filed May 29, 2019
                   File No. 000-14818

  Dear Ms. Petillo-D cossard:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Definitive Proxy Statement

  1. We note that you received notice of the nomination of a slate of directors by Mark
           Higgins on April 26, 2019. Please tell us why you did not file your preliminary proxy statement with the Edgar tag PREC14A, which would indicate a proxy contest.

  Potential Payments Upon Termination or Change of Control, page 17

  2. Please revise this disclosure, and disseminate such updated disclosure, to clarify whether the election of Mr. Higgins's nominees would constitute a change of control under any employment agreement, incentive plan or any other agreement entered into by the company and quantify the potential effect of such provision being triggered.
 Kimberly C. Petillo-D cossard, Esq.
Cahill Gordon & Reindell LLP
June 3, 2019
Page 2

Supplement to the Proxy Statement

Miscellaneous Information

3. Please revise the first sentence in this section to clarify that your officers and directors are, rather than "may be deemed to be," participants in the solicitation.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                               Sincerely,

                                                               /s/ Daniel F.
Duchovny
                                                               Daniel F.
Duchovny
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions